June 2, 2011

Pamela Long, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20546

Re:	Sustainable Environmental Technologies Corporation Form 10-Q/A for the Quarter Ended September 30, 2010 Filed May 2, 2011 File No. 000-25488

Dear Ms. Long:

Thank you for your June 1, 2011 correspondence to the Form 10-Q/A for the Period Ended September 30, 2010 for Sustainable Environmental Technologies Corporation (the “Company” or “SETCORP”). The following is in response to your June 1, 2011 correspondence.  Underlined verbiage below constitutes your comments and our client’s responses are in regular type.

Form 10-Q/A for the period ended September 30, 2010

Changes in Internal Control Over Financial Reporting, page 6

We note your response to comment two in our letter dated May 6, 2011. Please confirm that, in addition to disclosing the nature of any material weakness in your internal control over financial reporting, that you will also disclose in future filings the specific steps that you have taken, if any, to remediate the material weakness and disclose whether you believe that the material weakness still exists at the end of the period covered by the report. Also, confirm that you will disclose when the material weakness was identified, by whom it was identified, and when the material weakness first began.

We confirm, in addition to disclosing the nature of any material weakness in our internal control over financial reporting, that we will also disclose in future filings the specific steps we have taken to remediate the material weakness and disclose whether we believe that the material weakness still exists at the end of the period covered by the report. We also confirm that we will disclose when the material weakness was identified, by whom it was identified, and when the material weakness first began.

801.810.9888 • 855.810.9888 fax
2377 W. Foothill Blvd., Suite #18  •  Upland, CA 91786

Pamela Long, Assistant Director
Securities and Exchange Commission
June 2, 2011

In responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, SUSTAINABLE ENVIRONMENTAL TECHNOLOGIES CORPORATION /s/ Bob Glaser By: Bob Glaser Its: Chief Executive Officer